Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (215) 986-5596

Joseph W. McGrath, Chief Executive Officer
Unisys Corporation
Unisys Way
Blue Bell, PA 19424-0001

> **Re: Unisys Corporation**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 001-08729**

Dear Mr. McGrath:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 7

1. With respect to the engagement of compensation consultants, please provide the full disclosure set forth in paragraph (c)(3)(iii) of Item 407 of Regulation S-K. Your disclosure in this regard lacks discussion of whether Towers Perrin is engaged directly by the Compensation Committee. Also disclose the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement.

Related Party Transactions, page 10

2. Please provide additional detail regarding the review and approval of related person transactions, including the specific dollar threshold for transactions subject to review, the types of transactions covered, and the review standards applied by the audit committee. In addition, please include a statement of whether or not your policies for review, approval, or ratification of related person transactions is in writing and, if not, how such policies are evidenced. Refer to Item 404 of Regulation S-K.

Compensation Discussion and Analysis, page 27

3. Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. For example, you state on page 28 that "each element of compensation is reviewed individually and considered collectively with the other elements of the Company's compensation program to ensure that it is consistent with the goals and objectives of both that particular element of compensation and the overall compensation program." Yet as a general matter, your disclosure lacks sufficient quantitative or qualitative discussion of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. In order for investors to obtain a complete understanding of your compensation programs, revise the Compensation Discussion and Analysis to explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated awards.

4. Please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. From a general standpoint, it appears that the Committee relies heavily upon the extent to which compensation of Unisys' named executive officers compares to the companies against which Unisys benchmarks compensation. Yet your disclosure also indicates that you base compensation decisions on business strategy, internal consistency, individual and business performance, and company affordability. Revise the Compensation Discussion and Analysis to clearly indicate how the Committee considered these factors when approving particular pieces of each named executive officers' compensation package and why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

5. Please identify the companies against which you benchmark compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

6. Please elaborate on the role of Mr. McGrath in Unisys' compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not Mr. McGrath makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation and the extent to which Mr. McGrath attends Compensation Committee meetings or meets with the consultants used by the committee.

2006 Turnaround Cash Incentive Plan, page 29

7. Please provide additional analysis about how you determined the amount of compensation paid under the 2006 Turnaround Cash Incentive Plan. See Item 402(b)(1)(v) of Regulation S-K. Provide a more focused discussion that not only sets forth the amount of compensation awarded under the plan but also provides substantive analysis and insight into how the Committee set the amount of cash to be awarded upon attainment of the relevant performance objectives.

8. Please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. For example, consider disclosure that addresses the

relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

9. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. Refer to the wide disparities in Mr. McGrath's salary, the amount paid to him under the Turnaround Incentive Plan, and the time-based restricted stock award made on March 8, 2007. Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Non-Qualified Deferred Compensation, page 41

10. Refer to the disclosure relating to earnings based upon the performance of one or more of the investment options available under the Unisys Savings Plan. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure.

Change in Control Agreements, page 42

11. Please include a column that shows the aggregate value of benefits a named executive officer would receive upon the occurrence of each of the disclosed events.

Compensation of Directors, page 44

12. Revise to include the assumptions made in the valuation of stock awards by reference to a discussion of those assumptions in Unisys' financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See the Instruction to Item 402(k)(2)(iii)and (iv) and the Instruction to Item 402(k).

Please respond to our comments by September 21, 2007 or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor